July 13, 2011	ATTORNEYS AT LAW

111 HUNTINGTON AVENUE
BOSTON, MASSACHUSETTS 02199
617.342.4000 TEL
617.342.4001 FAX
foley.com

WRITER’S DIRECT LINE
617.342.4000
spravda@foley.com EMAIL

CLIENT/MATTER NUMBER
052974-0179
Via Overnight Delivery
via EDGAR
Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	Carbonite, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 13, 2011 File No. 333-174139
Ladies and Gentlemen:
          On behalf of Carbonite, Inc. (the “Company” or “Carbonite”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 30, 2011, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-174139) (the “Registration Statement”) filed with the Commission on June 15, 2011.
          The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), revised to reflect the Company’s responses to the comments received by the Staff. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 2.
Prospectus Summary
Overview, page 1
1.	The supplemental materials provided in response to prior comment 3 suggest that you are a pioneer in offering fixed price unlimited backup space, which appears to be more limited than your statement that you are a pioneer of online backup solutions for consumers and small and medium sized businesses. Please revise to clarify, or provide us with additional support for your claim.

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

Assistant Director Barbara C. Jacobs
July 13, 2011

Response

In response to the Staff’s comment, the Company has revised the disclosure by deleting the word “pioneer” in this section and elsewhere in the prospectus.

2.	The final paragraph of this section refers to the non-GAAP measure “bookings.” Please revise to include a cross-reference to page 9, where you include the reconciliation to the directly comparable financial measure calculated and presented in accordance with GAAP. See Item 10(e)(1)(i) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure by including a cross-reference to page 9, where the Company includes the reconciliation of the non-GAAP measure “bookings” to the directly comparable financial measure calculated and presented in accordance with GAAP.
Our Key Competitive Strengths, page 3
3.	We note the data included in the Survey provided in response to prior comment 7. Notwithstanding participants’ responses to Question 14 of the Survey, their responses to Question 15 of the Survey suggest that your brand awareness was third out of fourteen companies. Please provide further supplemental support for your claim that you have the highest brand awareness in the online backup market, or revise to state that you have “some of the highest” brand awareness. In addition, here and on page 65, please disclose the basis upon which you have determined that your management team is “proven,” has “deep” industry knowledge, and a “strong” track record of “successful” execution.

Response

In response to the Staff’s comment, the Company has revised the disclosure to state that the Company has “among the highest” brand awareness in the online backup market. In addition, in response to the Staff’s comment, the Company has revised the disclosure to delete the description of the management team’s experience.
Summary Consolidated Financial and Other Data, page 7
4.	We note your revised disclosure in response to prior comment 9. Please further revise to include a statement disclosing the reasons why your management believes that presentation of each non-GAAP financial measure provides useful information to

Assistant Director Barbara C. Jacobs
July 13, 2011

investors regarding the registrant’s financial condition and results of operations. See Item 10(e)(1)(i)(C) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include a statement disclosing the reasons why the Company’s management believes that presentation of each non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations.
Risk Factors
“We may not be able to maintain control of our business in China,” page 23
5.	We reissue prior comment 10 in part; please revise to include a more detailed discussion of the risks posed by having a contractually-controlled entity instead of direct ownership. For example, discuss that the entity and its shareholders may breach their contractual arrangements with you by failing to operate your business in an acceptable manner or taking other actions that are detrimental to your interests, and that the contractual relationship differs from direct ownership, where you would be able to exercise your rights as shareholders to effect changes.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include a more detailed discussion of the risks posed by having a contractually-controlled entity instead of direct ownership.
6.	We note your response to prior comment 11. Please provide us with a detailed description of:
•	Your efforts to locate a designated individual to serve as counterparty to the contractual arrangements;

•	The current status of any proposed contractual arrangements; and

•	Any regulatory approval you plan to seek and the current status of any efforts to receive such approval.
In addition, please provide us with further information regarding how you concluded that the proposed corporate structure is valid for your business. In connection with your response, tell us why you believe it is appropriate to cite structures utilized by two foreign private issuers in different industries as a basis for your belief that your proposed structure is consistent with ownership structures utilized by other publicly-traded companies doing business in China.

Assistant Director Barbara C. Jacobs
July 13, 2011

Response

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:
•	The Company has identified a former employee in China to serve as the sole stockholder of the affiliated entity;

•	The Company is in the process of preparing draft agreements between the Company and the affiliated entity, but these agreements are still under review and have not yet been negotiated or executed by the parties; and

•	The affiliated entity, once formed, will apply for an Internet Content Provider (“ICP”) license. To date, the affiliated entity has not been formed, and has not begun the process of seeking an ICP license.
In addition, the Company supplementally advises the Staff that the Company has retained PRC counsel to advise the Company as to the appropriate corporate structure to enable the Company to offer its backup service in the PRC. The Company believes that its planned ownership structure complies with PRC regulations on foreign ownership because the ownership of the affiliated entity by a PRC citizen meets the technical requirements of the applicable PRC regulations regarding the granting of an ICP license. The Company has reviewed publicly available disclosures by non-PRC companies that describe similar contractual arrangements between the non-PRC companies and affiliated entities owned by PRC citizens which have been granted ICP licenses, including SINA Corporation, Baidu, Inc., TechTarget, Inc., and Ctrip.com International, Ltd. Although these similar contractual arrangements were disclosed in publicly available SEC filings, the Company believes that the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”), the Chinese authority responsible for issuing ICP licenses, has not taken any action to challenge theses contractual arrangements. In particular, in July 2006, MIIT issued a Circular that is intended to intensify the administration of foreign investment in value-added telecommunications services in China. In response to the 2006 Circular and pursuant to MIIT’s requests for self-assessment for compliance with the Circular, both SINA Corporation and Baidu, Inc. modified their contractual arrangements with their affiliated Chinese entities to transfer the applicable domain names and trademarks to their affiliated entities owned by Chinese citizens. Publicly available information from the website of China’s approval authority indicates that the ICP licenses issued to affiliates of SINA Corporation and Baidu, Inc. are currently in good standing. The Company believes that such other companies’ prior and ongoing use of structures similar to the Company’s planned ownership structure gives the Company a reasonable basis for the belief that its planned ownership structure complies with PRC regulations on foreign ownership. While not all of

Assistant Director Barbara C. Jacobs
July 13, 2011

such companies are U.S. companies, the Company respectfully submits that non-U.S. foreign private issuers are subject to the same regulatory framework as U.S. companies such as the Company.
Special Note Regarding Forward-Looking Statements, page 33
7.	We note your revised disclosure in response to prior comment 12. In the last paragraph, on page 34, you state that neither you nor the underwriters have independently verified any third-party information and neither the underwriters, nor you, can assure potential investors of its “accuracy or completeness.” Please provide us with analysis supporting your conclusion that this statement is consistent with your legal obligations regarding the accuracy of information included in your registration statement, or revise.

Response

In response to the Staff’s comment, the Company has revised the disclosure by deleting the sentence “Neither we nor the underwriters have independently verified any third-party information and neither they nor we can assure you of its accuracy or completeness.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 44
8.	We note your response to prior comment 15. Please revise the final paragraph of this section to provide a more detailed explanation for the variances in free cash flow during the periods presented.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include a more detailed explanation for the variances in free cash flow during the periods presented.

9.	Your response to previous comment 16 states that management uses the average quarterly retention rate to monitor and react to trends in customer renewal activity. Given that the growth rate in customers is so high, it appears an average quarterly rate would not be representative of the actual annual renewal rate of existing customers during that period. You define average quarterly retention rate as the percentage of customers on the last day of the prior quarter who remain customers on the last day of the current quarter. It is not clear to us that segmenting the annual period into quarterly cutoffs provides analysis of annual contract renewals as opposed to quarterly period retention rates. In view of the disparate annual retention to quarterly retention rates, please further explain why you do not believe that disclosing an annual renewal rate in addition to the quarterly retention rate would be useful to investors.

Assistant Director Barbara C. Jacobs
July 13, 2011

Response

In response to the Staff’s comment, the Company has revised the disclosure to include an annual retention rate and has deleted references to a quarterly retention rate. The annual retention rate is calculated using the same methodology previously used by the Company to calculate quarterly retention, which is the percentage of customers on the last day of the comparable quarter in the prior year who remain customers on the last day of the current quarter. For example, the annual retention rate for the quarter ended March 31, 2011 represents the percentage of customers on March 31, 2010 who remained customers on March 31, 2011. In addition, the Company supplementally advises the Staff that it believes that the annual retention rate, calculated in this manner, is more useful to investors than an annual renewal rate, because it provides the most accurate analysis of the Company’s continuing customer base. This is because the annual retention rate takes into account continuing customers who have multi-year subscriptions which did not expire during the prior 12 months; those customers effectively renewed their subscriptions for the current year when they entered into the multi-year subscriptions during prior periods.
Stock-based compensation, page 47
10.	We note your response to our prior comment 21 and that you used the set of market comparable public companies in the 2010 valuation in estimating the expected volatility in valuing stock options during 2010 and 2011. Please tell us why you did not revise those estimates taking into consideration the different set of market comparable companies used in the 2011 valuation for options granted in 2011.

Response

In response to the Staff’s comment, the Company has revised the disclosure to reflect the revised fair value of the April 2011 option awards considering the market comparable companies utilized in the April 2011 valuation of common stock. This use of market comparable companies matching the most current common stock valuation to estimate volatility resulted in a decrease in the volatility from 60% to 53% and a resulting decrease in the fair value per option from $6.74 to $6.16.

11.	We note your response to prior comment 22. We also note that you have disclosed the price for the 863,832 shares sold on January 12, 2011 at $12 a share is a Level 1 fair value input under ASC 820. Please explain what impact the factors in bullets 2 and 3 had in adjusting the price paid for those shares. In addition, tell us how those factors and the 7.5% lack of marketability discount are appropriate considering that level 1 inputs are to be unadjusted values. See ASC 820-10-35-41.

Assistant Director Barbara C. Jacobs
July 13, 2011

Response

In response to the Staff’s comment, the Company respectfully submits that the disclosure of the 863,832 shares sold on January 12, 2011 at $12 a share as a Level I fair value input under ASC 820 was incorrect, since there was no active market for the Company’s common stock at the time of the sale. The Company has revised its disclosure to remove this reference. The Company has also revised the disclosure, consistent with the Company’s response to comment 12, to provide more detailed information regarding the impact that market and Company-specific factors had in determining the common stock fair value established by the Company’s Board of Directors for option grants in December 2010 and January 2011.

In addition, the Company supplementally advises the Staff that, as there was no active market for the Company’s common stock at the time of the sale, the Company believes that a lack of marketability discount is appropriate. In determining the percentage discount to apply for the lack of marketability, the Company considered the fact that the non-affiliated investment group which purchased the shares required, as a condition of the transaction, that it be able to purchase at least $10 million of common stock. The Company believed that this condition represented a limitation on the ability of individual shareholders to sell smaller amounts of common stock. The Company also considered the wide range of observed discounts for lack of marketability in various restricted and pre-IPO studies and several quantitative methods, including the Protective Put method, in which the discount is estimated as the value of an at-the-money put with a life equal to the period of the restriction, divided by the marketable stock value. Intuitively, by purchasing an at the-money put option, the buyer guarantees a price at least equal to today’s stock price, thus creating liquidity. Together with the minimum transaction size imposed by the non-affiliated investment group which purchased the shares, these valuation methodologies were utilized in determining that a discount range of 5%-10%, or 7.5%, would be appropriate in determining the fair value of the Company’s common stock.

12.	In your October 2010 discussion, you note changes in assumptions of overall market conditions and reduction of discount rates due to reduced risk in executing expected results. These factors caused a 5% increase in value from the August 2010 $4.90 fair value. In comparison, the October 2010 to December 2010 fair value increase was 115%. For the October to December 2010 period, please revise your disclosure to more fully describe the factors contributing to this significant change in the fair values of the underlying stock; disclose what significant internal and external events and changes caused this materially significant increase in common stock fair value over this short period. The revised disclosure should be commensurate with the level of changes in these valuations and elaborate on how such changes are consistent with your development, financial position, and results of operations. To the extent these revisions are also applicable to your valuation disclosure for periods up to October 2010, please revise such periods accordingly.

Assistant Director Barbara C. Jacobs
July 13, 2011

Response

In response to the Staff’s comment, the Company has revised the disclosure to more fully describe the factors contributing to the significant change in the fair values of the underlying stock during the October to December 2010 period. Supplementally, the Company advises the Staff that these revisions were not applicable to the valuation disclosure for periods prior to October 2010.
Comparison of 2008, 2009, and 2010, page 54
13.	Please revise your disclosure in this section so that it is consistent with your response to prior comment 24.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include information consistent with the Company’s response to prior comment 24.
Business
Intellectual Property, page 68
14.	Notwithstanding your response to prior comment 26, you do not appear to have revised your disclosure to include a more detailed discussion of the importance of your intellectual property. Please revise.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include a more detailed discussion of the importance of the Company’s intellectual property.
Executive Compensation
Compensation Discussion and Analysis
Executive Compensation Program Components, page 79
15.	We reissue prior comment 27 in part. Please revise to include a more detailed discussion of the individual and team objective element of the annual cash bonuses; discuss the objectives included in this element, how they were judged, and how you determined that each named executive officer achieved 85% of the individual and team objectives. In addition, notwithstanding your response, you do not appear to have provided any additional disclosure regarding equity incentives; please revise.

Assistant Director Barbara C. Jacobs
July 13, 2011

Response

In response to the Staff’s comment, the Company has revised the disclosure of annual cash bonuses to include a more detailed discussion of the individual performance element of the annual cash bonuses, and how the Company determined that each named executive officer achieved 85% of the individual performance bonus. Supplementally, the Company advises the Staff that there were no team performance objectives in 2010 other than the bookings and free cash flow targets which are described in the prospectus. The Company has also revised the disclosure to include additional information regarding a grant of stock options to one named executive officer, which was the only equity incentive issued to named executive officers in 2010.
Annual Cash Bonuses, page 79
16.	We note your response to prior comment 28. The revised disclosure states that the named executive officers were entitled to receive partial bonus payments if you achieved at least 80% of your budgeted bookings and free cash flow targets, and bonuses in excess of the target bonus amounts if you achieved greater than 100% of your budgeted bookings and free cash flow targets. Please revise your disclosure to clarify how bonuses were calculated for achievement between 80% and 100%, and in excess of 100% of targets. For example, revise to state, if correct, that the actual bonuses attributable to the corporate performance elements were due to achieving 90% of the bookings target and 164% of the free cash flow target.

Response

In response to the Staff’s comment, the Company has revised the disclosure to clarify how bonuses attributable to the corporate performance elements were calculated in 2010, including how bonuses for partial achievement of the targets and in excess of 100% of targets were determined.
Principal and Selling Stockholders, page 102
17.	We reissue prior comment 29; please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Assistant Director Barbara C. Jacobs
July 13, 2011

Response

In response to the Staff’s comment, the Company has revised the disclosure to remove the disclaimers of beneficial interest included in the footnotes to the table of Principal and Selling Stockholders.

18.	We reissue prior comment 30 with respect to footnote 5; please revise to disclose who has voting and investment power over the shares.

Response

In response to the Staff’s comment, the Company has revised the disclosure to identify in footnote 5 the natural persons who may share voting and investment control over the shares to which footnote 5 relates.
Financial Statements of Carbonite, Inc.
Translation of Foreign Currencies, page F-8
19.	We note your response to prior comment 32. Please explain to us the business purpose, control risks, and uncertainties associated with your 100% ownership of Carbonite (China) Co., Ltd. If material, provide disclosure of the material control risks and uncertainties related to your Chinese subsidiary.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company formed its Chinese subsidiary in May 2010 in order to develop, operate, and market an online backup solution designed for Chinese customers. To date, the Company has invested $500,000 in initial capital, in addition to legal fees incurred by the Company on behalf of the Chinese entity. The subsidiary’s operations consist of nine employees, all of whom are focused on software and technical development of the Chinese market offering. The Chinese subsidiary has had no revenues and its expenses consist primarily of wages and occupancy costs. Control risks associated with the entity are typical for those associated with operating a foreign subsidiary, including the challenge of establishing an effective control environment for a geographically remote subsidiary and operating in a country with different business requirements. In response to these risks, the Company has established a control environment for the subsidiary that includes: a country manager who is an expatriate US citizen and reports directly to the Company’s CEO; the use of a local professional firm for accounting services; the requirement that all significant contracts and disbursements be reviewed and pre-approved by corporate legal and finance personnel based in the U.S.; and the use of the Company’s outside legal counsel to advise the Company regarding business requirements of operating in China. Ultimately, the Company faces the uncertainty of

Assistant Director Barbara C. Jacobs
July 13, 2011

whether it can successfully create and market an online backup solution for the Chinese market.

Due to the limited operations and investment in the Chinese subsidiary, the Company respectfully submits that further disclosure concerning the control risks and uncertainties related to the Chinese subsidiary is not warranted at this time. The Company will reassess the need for this disclosure in future if the operations of the Chinese subsidiary become material to the Company’s operations.
Note 6. Redeemable and Convertible Preferred Stock, page F-15
20.	We note your response to our prior comment 35. Please further explain the provision regarding the standard weighted average adjustments for issuances of securities at prices less than those paid by the initial purchasers of the preferred stock. Please include how such adjustment is calculated, whether such an adjustment has been made, and your consideration for disclosing these provisions.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include a statement that the preferred stock provisions include a formula that proportionately reduces the conversion price of the preferred stock taking into account the price at which new shares are issued and the number of shares issued, in circumstances where the issuance price is less than the price paid by the initial purchasers of the preferred stock.

Supplementally, the Company advises the Staff that the provision provides, in pertinent part, as follows:
“The Conversion Price for such series of Preferred Stock shall be reduced, as of the close of business on the date of such issue or sale, to the price obtained by multiplying such Conversion Price by a fraction:
(i) The numerator of which shall be the sum of (A) the number of Common Stock Equivalents Outstanding . . . immediately prior to such issue or sale of Additional Shares of Common Stock plus (B) the quotient obtained by dividing the Aggregate Consideration Received . . . by the Corporation for the total number of Additional Shares of Common Stock so issued or sold (or deemed so issued and sold) by the Conversion Price for such series of Preferred Stock in effect immediately prior to such issue or sale; and
(ii) The denominator of which shall be the sum of (A) the number of Common Stock Equivalents Outstanding immediately prior to such issue or

Assistant Director Barbara C. Jacobs
July 13, 2011

sale plus (B) the number of Additional Shares of Common Stock so issued or sold (or deemed so issued and sold).”
The Company further supplementally advises the Staff that there were no issuances of securities at prices less than those paid by prior purchasers of preferred stock, and, as a result, there were no weighted average anti-dilution adjustments made with respect to the preferred stock. The anti-dilution provisions with respect to the preferred stock do not survive the effectiveness of the offering. As a result, the Company respectfully submits that it believes that the revised disclosure provides adequate information to investors about the potential financial effects of these provisions.

21.	Your response to prior comment 36 states that you did not file your preferred stock agreements, except the investors’ rights agreement, as exhibits, since they do not contain any rights or obligations which survive the effectiveness of the offering. It appears that these agreements were not made in the ordinary course of business and/or were made with security holders named in the registration statement. Please provide us with legal analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits.

Response

In response to the Staff’s comment, the Company respectfully submits that filing the preferred stock agreements, other than the investors’ rights agreement, will not provide investors with information which is meaningful or relevant to their investment decision, since the agreements do not (a) contain any rights or obligations which survive the effectiveness of the offering, or (b) provide the stockholders named in the prospectus with any rights other than those granted to all holders of the preferred stock.

22.	Please revise to disclose the terms in the Preferred Stock Purchase Agreements and Investor Rights Agreements that specify that net cash settlement or physical settlement by delivery of registered shares is not required. In this regard, confirm that your accounting complies with ASC 815-25-14.

Response

In response to the Staff’s comment, the Company has revised the disclosure to state that the Company is not required to settle such registration rights by delivery of registered shares or by a net cash settlement.

The Company respectfully submits that it believes that the guidance in ASC 815-40, including ASC 815-40-25-14, is not applicable to the Company’s accounting for the convertible preferred stock. ASC 815-40-15-3a excludes from the scope of subtopic ASC

Assistant Director Barbara C. Jacobs
July 13, 2011

815-40 embedded derivative instruments that are not detachable from the financial instrument. The Company also notes that the Preferred Stock Purchase Agreements and Investor Rights Agreements do not require the physical settlement by delivery of registered shares, and that the agreements therefore do not meet the conditions listed in ASC 815-40-25-14, which provides in pertinent part (emphasis added):
“25-14 If both the following conditions are met, then net cash settlement is assumed if the entity is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative):
a. A derivative instrument requires physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net cash settlement would be permitted or required.
b. The derivative instrument does not specify how the contract would be settled in the event that the entity is unable to deliver registered shares.”
The Company further notes, as set forth in the response to prior comment 37, that it has considered the economic characteristics and risks of its convertible preferred stock and has determined them to be equity-like instruments, and further has concluded that the embedded conversion feature should not be accounted for separately as a derivative instrument based on the criteria of ASC 815-15-25-1, since the convertible preferred stock conversion terms and features, as set forth in the Company’s Certificate of Incorporation, were considered to be clearly and closely related to the convertible preferred stock host instrument.
Note 13. Subsequent Events (unaudited information), page F-27
23.	We note the April 2011 Incentive Units Agreements of your China subsidiary. Please revise to disclose their terms and conditions, denomination of exercise price, your intended accounting for these units, and the estimated financial impact.

Response

In response to the Staff’s comment, the Company has revised the disclosure regarding the April 2011 Incentive Unit Agreements of its China subsidiary to disclose their terms and conditions, denomination of exercise price, intended accounting for these units, and the estimated financial impact of the incentive units.
*     *     *     *     *

Assistant Director Barbara C. Jacobs
July 13, 2011

          Please contact me, Paul D. Broude, Esq. or Edouard C. LeFevre, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised draft submission.

Sincerely, /s/ Susan E. Pravda Susan E. Pravda

cc:	David Friend, Chief Executive Officer Craig Wilson, Senior Assistant Chief Accountant Melissa Kindelan, Staff Accountant Evan Jacobson, Attorney-Advisor